AMENDED AND RESTATED
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario M5X 1A1
2.	Date of Material Change
April 27, 2007
3.	News Release
Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on April 27, 2007 through the facilities of Canada NewsWire.
4.	Summary of Material Change
BMO Financial Group announced today that mark-to-market commodity trading losses estimated at between CDN$350 million and CDN$450 million, pre-tax, will be recorded in the second quarter of its 2007 fiscal year.
5.	Full Description of Material Change
BMO Financial Group announced today that mark-to-market commodity trading losses estimated at between CDN$350 million and CDN$450 million, pre-tax, will be recorded in the second quarter of its 2007 fiscal year.
A number of factors contributed to these mark-to-market commodity trading losses. During the quarter, positions held by BMO Financial Group in the energy market, primarily for natural gas, were negatively impacted by changes in market conditions. In particular, the market became increasingly illiquid and volatility dropped to historically low levels. In conjunction with this, there was a refinement in BMO Financial Group’s approach to estimating the market value of this portfolio.
6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.

8.	Executive Officer
To speak to an executive officer who is knowledgeable about the material change, please contact Ron Sirkis, Executive Vice-President, General Counsel and Taxation at (416) 867-5926.
9.	Date of Report
April 27, 2007
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions about the performance of the natural gas and crude oil commodity markets and how that will affect the performance of our commodity business were material factors we considered when establishing our estimates of the trading losses set out in this material change report. Key assumptions included that commodity prices and implied volatility would be stable and our positions would continue to be managed with a view to reposition the portfolio to a lower and sustainable level.